Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweet related to the transaction:

G. MICHAEL SIEVERT (Twitter @SievertMike)

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Tweet: The country that leads in 5G development will lead in the 5G economy. New T-Mobile will be essential to American competitiveness. Key info: http://NewTMobile.com [link to Light Reading article below]

Sprint’s Claure: US 5G Leadership Depends on T-Mobile Merger

By Mitch Wagner, Executive Editor, Light Reading, September 12, 2018

LOS ANGELES — Mobile World Congress Americas 2018 — Sprint executive chairman Marcelo Claure predicted a rosy 5G future if the company’s merger with T-Mobile goes through — and the end of US 5G leadership if the merger fails.

“I want to be very clear: The only way the US remains the leader in 5G is by allowing Sprint and T-Mobile to merge. The combined company is the only US player that has the necessary spectrum assets and strength to build the world’s leading 5G network to allow the US to continue its leadership position,” Claure said.

That’s the bad news. The good news is that the US has a rosy future if the pending merger succeeds, Claure said.

The Federal Communications Commission (FCC) is reviewing the proposed merger and this week halted its informal, 180-day review process — a.k.a. the “shot clock” — to give it more time to consider. (See FCC Halts Sprint/T-Mobile M&A Review.)

Claure said, “When this merger gets approved, we will bring to America — to the world — the best 5G network, period.” Combined, Sprint Corp. (NYSE: S) and T-Mobile US Inc. represent the sixth-largest telco in the world. The network will benefit both consumers and competition in the US market, Claure said.

The combined companies will spend almost $40 billion over the next three years to build a 5G network for consumers and businesses across the entire US. The new network will be able to substitute for in-home broadband in many areas, providing additional competition for consumers, particularly in rural areas with few or no options today. More than half of America has only once choice for wireless, broadband, or cable today, Claure said.

The combined company will also offer improved service with lower prices, due to vastly expanded capacity, Claure said.

The merger will create thousands of new jobs, including engineers and construction workers, unlike most mergers, which destroy jobs, Claure said. Many of these jobs will be in rural areas. The two companies will bring jobs back to the US from overseas. The combined company will open 600 new retail stores.

But the merger isn’t just about bandwidth, competition and jobs, Claure said. America’s very 5G leadership is at stake.

“America cannot afford to lose its leadership in 5G,” he said. “4G contributed trillions of dollars to the US economy.”

Claure delivered a litany of familiar companies built on 4G networks, including Alphabet Inc., Facebook and other leaders in the new economy. “Which is why in this country we cannot afford to lose the leadership position that we have attained with 4G,” he said. Countries like China and South Korea are angling to grab the 5G crown from the US, which can’t be allowed to happen.

Michael Sievert, T-Mobile president and COO, was scheduled to speak at the keynote along with Claure, but Sievert didn’t show up. Nobody explained his absence. Maybe Sievert was stocking canned goods and water to get ready for the 5G apocalypse.

Updated 7:09 pm ET: “There was a scheduling conflict, unfortunately,” a T-Mobile spokesperson said when asked about Sievert’s absence, noting that T-Mobile CTO Neville Ray is scheduled to speak at MWC Americas Thursday. And “many other execs” from T-Mobile are speaking at the conference, the spokesperson said.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.